EXHIBIT 99.1

Electra Reports Quarterly Update on Capital Markets Activity

TORONTO, Oct. 02, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) reported on its capital markets activity for the previous quarter, including activity under its at-the-market equity program (“ATM”) and equity participation by employees and directors.

The Company’s equity participation programs support alignment between employees, directors and shareholders through market-based equity ownership. Under the Company’s Employee Share Purchase Program (“ESP”), a total of 37,341 common shares (“Common Shares”) were purchased by employees during the third quarter, with a corresponding 37,341 Common Shares acquired by the Company in accordance with the program. Employee participation included meaningful purchases by Company management. Approved by shareholders at the Company’s annual general meeting on June 23, 2026, the ESP enables employees to acquire Common Shares. Purchases were made at the five-day volume-weighted average price as of September 30, 2026.

On September 30, 2026, Electra also granted 112,676 deferred share units (“DSUs”) to its non-employee directors under the Company’s Deferred Share Unit Plan. The grants further align the interests of the Board of Directors with those of shareholders. The DSUs were granted based on the market price as of September 30, 2026, and will be settled in Common Shares when a director ceases to serve on the Board, subject to the terms of the plan.

The ATM program, initiated in late 2025, provides the Company with flexibility to issue and sell, from time to time, up to US$25 million of its Common Shares from treasury at the Company’s discretion, pursuant to an agreement with H.C. Wainwright & Co., LLC. During the quarter ended September 30, 2026, the Company generated gross proceeds of approximately US$92,000 through the issuance of 150,003 Common Shares under the ATM on the Nasdaq Stock Market LLC at a weighted average price of US$0.6152 per Common Share. The most recent transaction under the ATM was on August 28, 2026. Since inception, the Company’s average issuance price under the ATM is US$0.87 per Common Share. Commissions of approximately US$7,000 were paid in connection with these distributions during the quarter.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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